Exhibit 5.1

Kevin C. Fitzgerald
Executive Vice President and General Counsel

March 10, 2015

Potomac Electric Power Company

701 Ninth Street, N.W.

Washington, DC 20068

Ladies and Gentlemen:

I am the Executive Vice President and General Counsel of Potomac Electric Power Company, a District of Columbia and Virginia corporation (the “Company”), and have acted as counsel to the Company in connection with the offer and sale by the Company of $200,000,000 in aggregate principal amount of First Mortgage Bonds, 4.15% Series due March 15, 2043 (the “Securities”) under and pursuant to:

(i)    a Registration Statement on Form S-3 (Registration No. 333-190917-03) under the Securities Act of 1933, as amended (the “Act”), which was automatically effective upon filing with the United States Securities and Exchange Commission (the “Commission”) on August 30, 2013;

(ii)   the base prospectus, dated August 30, 2013 (the “Base Prospectus”);

(iii)  the preliminary prospectus, consisting of the Base Prospectus, as supplemented by a preliminary prospectus supplement, dated March 9, 2015, with respect to the offer and sale of the Securities, filed with the Commission on March 9, 2015, pursuant to Rule 424(b) under the Act;

(iv)  the final prospectus, consisting of the Base Prospectus, as supplemented by a final prospectus supplement, dated March 9, 2015, with respect to the offer and sale of the Securities, filed with the Commission on March 10, 2015, pursuant to Rule 424(b) under the Act; and

(v)   the Purchase Agreement, dated March 9, 2015, among the Company and BNY Mellon Capital Markets, LLC, Morgan Stanley & Co. LLC and RBS Securities Inc., as representatives of the several underwriters (the “Purchase Agreement”).

The Securities will be issued pursuant to the Mortgage and Deed of Trust, dated as of July 1, 1936, from the Company to The Bank of New York Mellon, as trustee (as successor in such capacity to The Riggs National Bank of Washington, D.C.) (the “Trustee”), as amended and supplemented by various supplemental indentures (such Mortgage and Deed of Trust, as so amended and supplemented, the “Mortgage”).

In connection with this opinion, I, or my representatives, have examined originals, or copies certified or otherwise identified to my or their satisfaction, of such instruments, certificates, records and documents, and have reviewed such questions of law, as I have deemed necessary or appropriate for purposes of this opinion. In such examination, I or my representatives have assumed the genuineness of all signatures, the authenticity of all documents submitted to me or them as originals, the conformity to the original documents of all documents submitted as copies and the authenticity of the originals of such latter documents. As to any facts material to my opinion, I have relied upon the aforesaid instruments, certificates, records and documents and inquiries of the Company’s representatives.

Based upon the foregoing I am of the opinion that the Securities have been duly authorized for issuance and, when executed by the Company and authenticated by the Trustee in the manner provided in the Mortgage and delivered against payment of the purchase price therefor set forth in the Purchase

Pepco Holdings, Inc. • 701 Ninth Street NW • Washington DC 20068-0001 • 202-872-2000 • pepcoholdings.com

Agreement, will be duly and validly issued and will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to a Current Report on Form 8-K that will be incorporated by reference into the Registration Statement.

Very truly yours,

/s/ Kevin C. Fitzgerald

Kevin C. Fitzgerald, Esq.

Pepco Holdings, Inc. • 701 Ninth Street N.W. • Washington, DC 20068 • 202-872-2000 • pepcoholdings.com